:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL

COMMISSION FILE NUMBER 0-49790

CUSIP NUMBER 92343X100

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period ended: January 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 — REGISTRANT INFORMATION

Verint Systems Inc.
Full Name of Registrant

N/A
Former Name if Applicable

330 South Service Road
Address of Principal Executive Office (Street and Number)

Melville, New York 11747
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Verint Systems Inc. (“Verint” or the “Company”) plans to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2008 as soon as practicable, but does not currently expect that it will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

Prior to Verint’s initial public offering in May 2002, Verint was a wholly-owned subsidiary of Comverse Technology, Inc. (“Comverse”) and, as a result, during that period certain Verint employees received from Comverse options to purchase Comverse common stock. Since May 2002 (other than the June 2002 repricing of stock options by Comverse), no Verint employee received compensatory awards from Comverse. As previously announced, the Board of Directors of Comverse, now the 64% stockholder of Verint on a fully diluted basis, created a special committee (the “Comverse Special Committee”) composed of outside directors, to review matters relating to Comverse’s stock option grants, including the accuracy of the stated dates of Comverse option grants and whether Comverse followed all proper corporate procedures. Comverse also announced that its Special Committee expanded its investigation into certain non-options related accounting matters, including possible revenue recognition errors, errors in recording of certain deferred tax assets, expense misclassification, misuse of accounting reserves, and understatement of backlog. On January 29, 2008, Comverse announced that the Comverse Special Committee completed its investigation.

As a result of the backdating of the Comverse stock options granted to Verint employees, and as previously disclosed by Verint on February 23, 2007, Verint expects to record additional non-cash stock-based compensation expense in prior periods. For the five fiscal years ended January 31, 2008, 2007, 2006, 2005 and 2004, the Company expects this charge to be approximately $0, $0, $28,000, $46,000 and $105,000, respectively, and less than $20 million in the aggregate for all periods. These figures exclude any tax expense or related payments, which have not yet been fully determined but are not expected to exceed $2.0 million. Additionally, the Company expects to record in April 2006 a non-cash stock-based compensation charge in the approximate amount of $6.3 million related to the modification of stock options extending their life during the period the Company has not been current in its periodic filings with the SEC.

Although there were no allegations or evidence suggesting that measurement dates for options to acquire Verint common stock differed from the recorded grant dates, following the announcement of the Comverse Special Committee investigation, Verint voluntarily conducted an internal review of its own stock option grant practices to determine whether backdating had occurred. No such conduct was uncovered at Verint. In addition, no evidence of option backdating at Verint was discovered by the Audit Committee as part of its independent investigation described below.

Following the expansion of the Comverse Special Committee investigation into non-options related accounting matters, Verint commenced its own internal investigation into certain non-option accounting matters, including accounting reserves, income statement expense reclassification, and revenue recognition.

On March 20, 2008, Verint announced that the Audit Committee of the Board of Directors of Verint had completed its independent investigation. As a result of this investigation, the Audit Committee has proposed adjustments to the historical accounting recorded by the Company which will be reflected in a restatement of the Company’s historical financial statements. The restatement related to reserves is expected to affect periods during which reserves were overstated and subsequent periods in which overstated reserves were reduced.

In connection with the audit of its financial statements for fiscal year 2006 (ended January 31, 2007) by its independent registered public accountants, Verint is also conducting a review of its accounting treatment for revenue recognition under complex contractual arrangements under AICPA Statement of Position (SOP) 97-2, Software Revenue Recognition (“SOP 97-2”). In connection with this examination, Verint has begun performing a comprehensive review of its license and sale agreements, as well as re-performing technical calculations associated with the establishment of vendor specific objective evidence (“VSOE”). VSOE calculations involve making determinations regarding the fair value of the company’s maintenance, professional and implementation services, as well as the application of the relative fair value method to allocate revenue to each element of the company’s bundled hardware and software arrangements. If the Company for accounting purposes is unable to determine the fair value of an undelivered element within a multiple element arrangement, as defined by VSOE, revenue for the entire arrangement is deferred until all elements have been delivered.

The restatement as a result of the Audit Committee’s independent investigation described above is also expected to include adjustments relating to the Company’s historical application of SOP 97-2. Verint is continuing to examine the SOP 97-2 matters described above, as well as other revenue recognition and any other issues that may arise during the completion of the audit of open and prior periods. There can be no assurance that Verint will not discover additional accounting errors or issues or that such errors or issues, if they exist, will not be material.

The Company expects the restatement to have a material impact on the Company’s historical financial statements, including on reserves, accruals, revenue recognition and stock option expense. Nevertheless, based on currently available information, Verint believes that its restatement is not expected to impact the existence of Verint’s aggregate revenues over the periods in question, including deferred revenue, or the validity of the transactions underlying the Company’s revenue. Further, except for the impact of any tax expense or related payments in connection with the recognition of stock option expense, the restatement is not expected to impact historically reported cash balances and cash flows.

Because of the uncertainty regarding how long the Company’s SOP 97-2 review and the Company’s audit generally will take, as well as the impact, if any, on the Company’s timetable resulting from a similar revenue recognition review process occurring at Comverse, the Company can not currently provide a timeline by when it expects to become current with its SEC filings.

Note: Certain statements and information in this Form 12b-25 that involve expectations, plans, intentions or strategies regarding the future are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. They are often identified by words such as “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “estimates” and similar expressions and statements about present trends and conditions that may extend into the future. These statements are not facts and are based upon information available to the Company as of the date of this release. The Company assumes no obligation to revise or update any such forward-looking statement except as otherwise required by law. Forward-looking statements believed true when made may ultimately prove to be incorrect. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and may cause actual results to differ materially from our current expectations. Some of the factors that could cause actual future results or conditions to differ materially from current expectations include the impact on Verint’s financial statements of the Comverse Special Committee’s review of certain stock option and accounting matters, Comverse’s review under SOP 97-2, and any accounting issues or errors that may be discovered as part of Comverse’s audit process; the impact on Verint’s financial statements of Verint’s internal review of certain accounting matters, Verint’s review under SOP 97-2, as well as the audit of Verint’s financial results by its independent registered public accountants; the impact of governmental inquiries arising out of or related to option grants and practices and/or other accounting areas investigated by Comverse and Verint and the risk of regulatory action or private litigation relating to the same; the effect of Verint’s failure to timely file all required reports under the Securities Exchange Act of 1934; Verint’s ability to have its common stock relisted on The NASDAQ Global Market; customer and partner concern relating to the foregoing risks; risk that Verint’s recent merger with Witness Systems disrupts current plans and operations and the potential difficulties in employee retention and customer satisfaction as a result of the merger; the ability to recognize the expected benefits of the merger; the impact of the substantial indebtedness incurred to finance the consummation of the merger and challenges in maintaining covenant compliance; risks relating to current and potential future litigation or regulatory inquiries or actions inherited in connection with the merger, including with respect to Witness option grants and alleged patent infringement; introducing quality products on a timely basis that satisfy customer requirements and achieve market acceptance; lengthy and variable revenue cycles create difficulty in forecasting the timing of revenue; integrating the business and personnel of Verint’s other acquisitions, including implementation of adequate internal controls; risks associated with significant foreign operations, including fluctuations in foreign currency exchange rates; aggressive competition in all of Verint’s markets, which creates pricing pressure; managing our expansion in the Asia Pacific region; risks that Verint’s intellectual property rights may not be adequate to protect its business or that others may claim that Verint or its subsidiaries infringe upon their intellectual property rights; risks associated with Verint’s ability to retain existing personnel and recruit and retain qualified personnel in all geographies in which Verint operates; decline in information technology spending; changes in the demand for Verint’s products; challenges in increasing gross margins; risks associated with changes in the competitive or regulatory environment in which Verint operates; dependence on government contracts; expected increase in Verint’s effective tax rate; risk that Verint improperly handles sensitive or confidential information or risk of misperception of such mishandling; inability to maintain relationships with value added resellers and systems integrators; difficulty of improving Verint’s infrastructure to support growth; risks associated with Comverse Technology, Inc. controlling Verint’s business and affairs; and other risks described in filings with the Securities and Exchange Commission, including our Current Report on Form 8-K filed September 10, 2007, as supplemented by our Current Reports on Form 8-K filed on November 5, 2007, January 16, 2008 and April 9, 2008. All documents are available through the SEC’s Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov or from Verint’s website at www.verint.com.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Peter Fante	631	962-9600
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Verint did not file its Current Report on Form 8-K/A, which would have amended the Current Report on Form 8-K dated January 9, 2006 to include the financial information required by Form 8-K in connection with the January 9, 2006 acquisition by the Company of MultiVision Intelligence Surveillance Limited’s networked video security business.

Verint did not file its Annual Report on Form 10-K for the fiscal year ended January 31, 2006.

Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006.

Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2006.

Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2006.

Verint did not file its Annual Report on Form 10-K for the fiscal year ended January 31, 2007.

Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007.

Verint did not file its Current Report on Form 8-K/A, which would have amended the Current Report on Form 8-K dated May 29, 2007 to include the financial information required by Form 8-K in connection with the May 25, 2007 acquisition by the Company of Witness Systems, Inc.

Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2007.

Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2007.

3.	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because of the SOP 97-2 examination described above that is underway but not yet completed, and the ongoing audit of the financial statements for fiscal year 2006 (ended January 31, 2007), the Company cannot complete its procedures for the fiscal year ended January 31, 2008. As a result, although the Company is aware that its results for fiscal 2007 will be impacted by the inclusion of the results of operations of Witness Systems, Inc. as compared to same period in the last fiscal year, the Company at this time cannot provide a reasonable estimate and comparison of the results of its operations for the fiscal year ended January 31, 2008 compared to the fiscal year ended January 31, 2007.

Verint Systems Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

VERINT SYSTEMS INC.

Date: April 15, 2008	By:	/s/ Peter Fante
	Name:	Peter Fante
	Title:	Chief Legal Officer